March 17, 2025

Fady Boctor
President and Chief Commercial Officer
Petros Pharmaceuticals, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, New York 10036

       Re: Petros Pharmaceuticals, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed March 7, 2025
           File No. 001-39752
Dear Fady Boctor:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Alla Digilova, Esq.